                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-87663


                SALOMON SMITH DIVERSIFIED 2000 FUTURES FUND L.P.
                                   SUPPLEMENT
                           DATED MARCH 1, 2001 TO THE
                       PROSPECTUS AND DISCLOSURE DOCUMENT
                             DATED JANUARY 31, 2000
                       (AS SUPPLEMENTED OCTOBER 31, 2000)

                       (NOT FOR USE AFTER APRIL 30, 2001)


                            SALOMON SMITH BARNEY INC.

             SALOMON SMITH BARNEY DIVERSIFIED 2000 FUTURES FUND L.P.
                                   SUPPLEMENT
                           DATED MARCH 1, 2001 TO THE
                       PROSPECTUS AND DISCLOSURE DOCUMENT
                             DATED JANUARY 31, 2000

This Supplement amends and updates the Prospectus and Disclosure Document dated January 31, 2000 for Salomon Smith Barney Diversified 2000 Futures Fund L.P. (the "Fund") and should be read in conjunction therewith.



                             PERFORMANCE OF THE FUND

             SALOMON SMITH BARNEY DIVERSIFIED 2000 FUTURES FUND L.P.
     JUNE 1, 2000 (COMMENCEMENT OF TRADING OPERATIONS) TO DECEMBER 31, 2000

                  Monthly Percentage Rate of Return                       2000
                  ---------------------------------                       ----
January..............................................................      --
February.............................................................      --
March................................................................      --
April................................................................      --
May..................................................................      --
June.................................................................    (1.94)
July.................................................................    (1.78)
August...............................................................     3.60
September............................................................    (4.42)
October..............................................................     1.10
November.............................................................     3.52
December.............................................................     6.35
Annual (or Period) Rate of Return....................................     6.15%

Inception of Trading:                                              June 1, 2000
---------------------                                              ------------
Aggregate Subscriptions:                         $   28,898,000                      (12/00)
Current Net Asset Value:                         $   30,629,785                      (12/00)
Current Net Asset Value per Unit                 $     1,061.52                      (12/00)

Worst Monthly Percentage Draw-Down:                        4.42%                      (9/00)
Worst Peak-to-Valley Draw-Down:                            4.63%                 (6/00-9/00)

        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

THE ADVISORS (PAGE 33)

As of February 28, 2001, Bridgewater Associates, Inc., is no longer an advisor to the Fund. Effective March 1, 2001, the general partner has selected Graham Capital Management, L.P., to be an additional advisor to the Fund. A description of Graham's background, prior performance and trading strategy appears below. As of March 1, 2001, the Fund's assets were allocated among the trading advisors in the following approximate percentages: Rabar, 31%; Campbell, 30%; Beacon, 23%; and Graham, 16%.

GRAHAM CAPITAL MANAGEMENT, L.P.

BACKGROUND

Graham Capital Management, L.P. was organized as a Delaware limited partnership in May 1994. The general partner of Graham is KGT, Inc., a Delaware corporation of which Kenneth G. Tropin is the President and sole shareholder. The limited partner of Graham is KGT Investment Partners, L.P., a Delaware limited partnership of which KGT, Inc. is also a general partner and in which Mr. Tropin is the principal investor. Graham became registered as a commodity pool operator and commodity trading advisor under the Commodity Exchange Act and a member of the National Futures Association on July 27, 1994.

As of January 19, 2001 Graham has over thirty employees and manages assets of approximately $700 million. Graham maintains its only business office at Stamford Harbor Park, 333 Ludlow Street, Stamford, CT 06902. Graham's telephone number is (203) 975-5700.

MANAGEMENT

Kenneth G. Tropin is the President, the founder and a principal of Graham. As President of Graham, Mr. Tropin is responsible for the investment management strategies of the organization. He has developed Graham's core trading programs.

Prior to organizing Graham, Mr. Tropin served as the President, the Chief Executive Officer and a Director of John W. Henry & Company, Inc. from March 1989 to September 1993. Mr. Tropin was formerly Senior Vice President and Director of Managed Futures and Precious Metals at Dean Witter Reynolds. He joined Dean Witter Reynolds from Shearson in February 1982 to run the Managed Futures Department, and in October 1984 Mr. Tropin assumed responsibility for Dean Witter Precious Metals as well. In November 1984, Mr. Tropin was appointed President of Demeter Management Corp., an affiliate of Dean Witter Financial Services Inc., which functions as the general partner to and manager of Dean Witter futures funds.

In February 1986, Mr. Tropin was instrumental in the foundation of the Managed Futures Trade Association. Mr. Tropin was elected Chairman of the Managed Futures Trade Association in March 1986 and held this position until 1991. In June 1987, Mr. Tropin was appointed President of Dean Witter Futures and Currency Management Inc., an affiliate of Dean Witter Financial Services Inc. that functions as a commodity trading advisor in the futures and foreign exchange markets. As President, Mr. Tropin was responsible for the development and management of its proprietary trading programs.

As President and Chief Executive Officer of John W. Henry & Company, Inc., Mr. Tropin was responsible for the management and administration of JWH as well as the management of its trading activities. During his tenure at JWH, assets under management grew from approximately $200 million to approximately $1.2 billion. In addition to his responsibilities as President and Chief Executive Officer of JWH, Mr. Tropin was President and Chief Executive Officer of JWH Investment Advisory Services Inc. and was also the Chairman of Global Capital Management, a British Virgin Islands company. Mr. Tropin also served as Chairman of the Managed Futures Association in 1991 and 1992, the successor organization to the Managed Futures Trade Association and the National Association of Futures Trading Advisors.

Thomas P. Schneider is an Executive Vice President, the Chief Trader and a principal of Graham. He is responsible for managing Graham's systematic and discretionary futures trading operations, including order execution, formulating policies and procedures, and developing and maintaining relationships with independent executing brokers and futures commission merchants.

Mr. Schneider graduated from the University of Notre Dame in 1983 with a B.B.A. in Finance, and received his Executive M.B.A. from the University of Texas at Austin in 1994. From June 1985 through September 1993, Mr. Schneider was employed by ELM Financial, Inc., a commodity trading advisor in Dallas, Texas. While employed at ELM, Mr. Schneider held positions of increasing responsibility and was ultimately Chief Trader, Vice President and principal of ELM, responsible for 24-hour trading execution, compliance and accounting. In January 1994, Mr. Schneider began working as Chief Trader for Chang Crowell Management Corporation, a commodity trading advisor in Norwalk, Connecticut. He was responsible for streamlining operations for more efficient order execution, and for maintaining and developing relationships with over 15 futures commission merchants on a global basis. In addition to his responsibilities as Chief Trader, Mr. Schneider has been a National Futures Association arbitrator since 1989 and has served on the Managed Futures Association's Trading and Markets Committee.

Robert G. Griffith is an Executive Vice President, the Director of Research, the Chief Technology Officer and a principal of Graham and is responsible for the management of all research activities and technology resources of Graham, including portfolio management, asset allocation and trading system development. Mr. Griffith is in charge of the day to day administration of Graham's trading systems and the management of Graham's database of price information on more than 100 markets. Prior to joining Graham, Mr. Griffith's company, Veridical Methods, Inc., provided computer programming and consulting services to such firms as GE Capital, Lehman Brothers and Morgan Guaranty Trust. He received his B.B.A. in Management Information systems from the University of Iowa in 1979.

Daniel G. Rizzuto is a Senior Vice President and the Director of Business Development of Graham. Prior to joining Graham, Mr. Rizzuto was the director of product development and administration at West Side Advisors, a hedge fund that focuses on fixed income strategies. Mr. Rizzuto has extensive experience working with institutional investors and structuring products designed to meet their specific performance objectives. He also has worked extensively on analyses of investment performance and risk attribution. From 1987 to 1997, Mr. Rizzuto served as an associate director at Bear Stearns Investment Advisors and within the strategies group of Bear Stearns' Financial Analytics and Structured Transactions Department. Mr. Rizzuto received an M.B.A. in Finance from Fordham University in 1994 and a B.S. from Fairfield University in 1987.

Anthony Bryla, C.P.A. is the Chief Financial Officer and a principal of Graham and is responsible for the management of all accounting and finance activities at Graham. Mr. Bryla is in charge of the daily and monthly performance reporting, company accounting, treasury functions, as well as policies and procedures. Prior to joining Graham in September 1995, Mr. Bryla was an Assistant Accounting Manager at OMR Systems Corp. where he provided back-office and accounting services for such clients as Merrill Lynch and Chase Manhattan Bank, and held positions of increasing responsibility since February 1989. Mr. Bryla is a member of the New Jersey Society of C.P.A.s and graduated from Rutgers University with a B.A. in Business Administration in 1982.

Paul Sedlack is the Chief Operating Officer, the General Counsel and a principal of Graham. He oversees the operation of the marketing, finance and administration departments and is also responsible for all legal and compliance matters. Mr. Sedlack began his career at the law firm of Coudert Brothers in New York in 1986 and was resident in Coudert's Singapore office from

1988 to 1989. Prior to joining Graham in June 1998, Mr. Sedlack was a Partner at the law firm of McDermott, Will & Emery in New York, focusing on securities and commodities laws pertaining to the investment management and related industries. Mr. Sedlack received a J.D. from Cornell Law School in 1986 and an M.B.A. in Finance in 1983 and B.S. in Engineering in 1982 from State University of New York at Buffalo.

Kevin O'Connor is a Senior Vice President, Senior Trader and principal of Graham. Mr. O'Connor is a senior member of the trading staff responsible for executing trades in accordance with Graham's systems, and works closely with Mr. Schneider in managing the firm's daily futures trading operations. Prior to joining Graham, from June 1992 until June 1995, Mr. O'Connor was a Vice President and Controller for Luck Trading Company, a commodity trading advisor in New York City. From January 1981 until June 1992 Mr. O'Connor was a Controller and Senior Trader for Futures Investment Company, a commodity trading advisor based in Greenwich, CT. Mr. O'Connor graduated from Providence College in 1980 with a B.S. in Accounting.

Brian Aldershof, Ph.D., CFA is the Risk Manager, a Vice President and a quantitative research analyst of Graham with significant expertise in mathematics and statistics. Prior to joining Graham, Dr. Aldershof was a professor of mathematics at Lafayette College in Easton, PA. Dr. Aldershof's research interests center on non-linear stochastic systems, especially genetic algorithms. Dr. Aldershof received his M.S. (1990) and Ph.D. (1991) in Statistics from the University of North Carolina at Chapel Hill where he was a Pogue Fellow. His research in graduate school concerned estimating functionals of probability density functions. During this time, he was a consultant for the RAND Corporation, the Center for Naval Analyses, and the Environmental Protection Agency. Dr. Aldershof received his A.B. (1985) from Middlebury College where he completed a double major in Mathematics and Psychology. He is a CFA charterholder and a member of the Association for Investment Management and Research.

Shawn X. Deng, Ph.D. is a Vice President and quantitative research analyst of Graham and works in conjunction with other members of Graham's research staff on investment strategies, technology, and software development. Prior to joining Graham, Dr. Deng was a senior software engineer at AutoLogic Information Technology, Inc. where he implemented client/server management and software release systems. Before he joined AutoLogic, he worked at Online Environs, Inc. where he developed state-of-the-art three-dimensional network browsers. Dr. Deng received his M.Sc. and Ph.D. in mechanical engineering in 1996 from Harvard University, specializing in solid mechanics and finite element analysis. While at Harvard, he was the principal investigator under a research grant for the optimal design, fracture analysis and fatigue life assessment of Boeing 737 aircraft fuselages, and was awarded the DAS Fellowship and the Golden McKay Scholarship. Before attending Harvard, he was co-founder and vice president of Global Computer Consulting Company, Xian, China, which provided traffic, human resource and financial management systems for the city of Xian. Dr. Deng received his B.Eng. in 1987 and M.Eng. in 1990 from Xian Jiaotong University, China, and was the valedictorian of his class.

Robert G. Christian, Jr. is a Vice President and Portfolio Manager at Graham who shares responsibility for Graham's Non-Trend Based Program with Timothy C. Lee (see below). Mr. Christian has significant experience in non-trend-following trading systems and short-term trading systems. Prior to joining Graham in August 1998, Mr. Christian was associated with Stonebrook Capital Management, Inc., where he focused on research and trading, from July 1997 to August 1998. From June 1995 to August 1998, he managed his own private trading firm, Modoc Capital Management. From August 1990 to June 1995, Mr. Christian was a Vice President, global technical strategist and proprietary trader for Chase Manhattan Futures Corporation based in New York. Mr. Christian received an M.B.A. in finance from the Stern School of Business at New York University in 1990 and a B.A.S. in Biology and Economics from Stanford University in 1985.

Timothy C. Lee is a Vice President and Portfolio Manager at Graham who shares responsibility for Graham's Non-Trend Based Program with Mr. Christian (see above). Mr. Lee has significant experience in non-trend-following trading systems and short-term trading systems. Prior to joining Graham in August 1998, Mr. Lee directed non-price based trading and research at Stonebrook Capital Management, Inc. from June 1993 to August 1998. From March 1992 to May 1993, Mr. Lee was a quantitative research analyst and proprietary trader for Investment Management Services, Inc., an introducing broker affiliated with Moore Capital Management, Inc. From September 1991 to March 1992, Mr. Lee was a quantitative research analyst and proprietary trader for Moore Capital Management, Inc. From September 1988 to September 1991, Mr. Lee was a proprietary trader and quantitative research analyst for Niederhoffer Investments. Mr. Lee received a B.S. in Operations Research from Columbia University in 1990.

Fred J. Levin is the Chief Economist, a Senior Discretionary Trader and a principal of Graham specializing in fixed income markets with particular emphasis on short-term interest rates. Prior to joining Graham in March 1999, Mr. Levin was employed as director of research at Aubrey G. Lanston & Co. Inc. from 1998. From 1991 to 1998, Mr. Levin was the chief economist and a trader at Eastbridge Capital. From 1988 to 1991, Mr. Levin was the chief economist and a trader at Transworld Oil. From 1982 to 1988, Mr. Levin was the chief economist, North American Investment Bank at Citibank. From 1970 to 1982, Mr. Levin headed the domestic research department and helped manage the open market desk at the Federal Reserve Bank of New York. Mr. Levin received an M.A. in economics from the University of Chicago in 1968 and a B.S. from the University of Pennsylvania, Wharton School in 1964.

Dominic M. Napolitano is a Senior Discretionary Trader and principal of Graham whose primary activities are in the global foreign exchange and fixed income markets. Prior to joining Graham in February 1998, Mr. Napolitano was employed by Tudor Investment Corporation as a proprietary trader from 1992 to 1998. From 1988 to 1992, he was employed by Refco Inc. Mr. Napolitano received a B.A. in Economics from Middlebury College in 1987.

Barry F. Cronin is a Vice President and principal of Graham and is engaged in business development and marketing. Prior to joining Graham in February 1998, Mr. Cronin was employed by Tudor Investment Corporation, initially in various capacities at the Chicago Mercantile Exchange from 1990 to 1992 and served as a proprietary trader from 1992 to 1998. Prior to that Mr. Cronin worked for Merrill Lynch & Co. at the Chicago Board of Trade. Mr. Cronin received an M.B.A. and an M.A. in international relations from Boston University in 1989 and a B.A. from Colby College in 1984.

TRADING METHODS

Graham trades actively in both U.S. and foreign markets, primarily in futures contracts, forward contracts, spot contracts and associated derivative instruments such as options and swaps. Graham engages in exchange for physical transactions, which involve the exchange of a futures position for the underlying physical commodity without making an open, competitive trade on an exchange. Graham at times will trade certain instruments as a substitute for futures or options traded on futures exchanges. Instruments and contracts not traded on any organized exchange may be entered into with banks, brokerage firms or other financial institutions as counterparties.

        Systematic Trading

Graham's trading systems rely primarily on technical rather than fundamental information as the basis for their trading decisions. Graham's systems are based on the expectation that they can over time successfully anticipate market events using quantitative mathematical models to determine their trading activities, as opposed to attempting properly to forecast price trends using subjective analysis of supply and demand.

Graham's core trading systems are primarily very long term in nature and are designed to participate selectively in potential profit opportunities that can occur during periods of sustained price trends in a diverse number of U.S. and international markets. The primary objective of the core trading systems is to establish positions in markets where the price action of a particular market signals the computerized systems used by Graham that a potential trend in prices is occurring. The systems are designed to analyze mathematically the recent trading characteristics of each market and statistically compare such characteristics to the long-term historical trading pattern of the particular market. As a result of this analysis, the systems will utilize proprietary risk management and trade filter strategies that are intended to benefit from sustained price trends while reducing risk and volatility exposure.

In addition to Graham's core trading systems, Graham has developed various trading systems that are not true trend-following systems. The Graham Selective Trading Program, which was developed in 1997, relies in part on a pattern recognition model based on volatility. The Non-Trend-Based Program, which was developed in 1998, relies on macroeconomic and supply and demand data as the basis for its trading decisions and has the potential to perform in market conditions that are characterized by a lack of long-term trends.

        Discretionary Trading

The Discretionary Trading Group was established at Graham in February 1998. Unlike Graham's systematic trading programs, which are based almost entirely on computerized mathematical models, the Discretionary Trading Group determines its trades subjectively on the basis of personal assessment of trading data and trading experience. One of the significant advantages Graham's traders benefit from is Graham's experience in systematic trading and trend identification. This experience has proven helpful in enabling the Discretionary Trading Group to take advantage of significant market trends when they occur and, equally important, the Discretionary Trading Group has the potential to profit from trend reversals as well. Additionally, Graham makes available extensive technical and fundamental research resources to the Discretionary Trading Group in an effort to improve its competitive performance edge over time. Graham believes the Discretionary Trading Group's performance results generally are not highly correlated to the results of other discretionary traders or Graham's systematic trading programs. Graham believes the Discretionary Trading Group can generate successful performance results in trading range type markets where there are few long-term trends.

TRADING PROGRAMS

Graham will initially trade the Fund's assets allocated to it in accordance with its Global Diversified Program, as described below, at 1.5 times the standard leverage it applies for the program. Margin requirements over time at standard leverage are expected to average about 15% to 20% of equity for the accounts traded by Graham. Thus, Graham expects aggregate margin for all positions held in the Fund's account over time to average about 20% to 30% of the account's net assets. Increased leverage will alter risk exposure and may lead to greater profits and losses and trading volatility.

In extraordinary market conditions Graham may reduce leverage and portfolio risk if it believes that it is in the best interest of its clients to do so. While such actions are anticipated to occur very infrequently, no assurance can be given that Graham's actions will enhance performance.

Subject to the prior approval of the general partner, Graham may, at any time, trade all or a portion of the Fund's assets allocated to it pursuant to one or more of Graham's other programs, and at an increased or reduced rate of leverage.

        Global Diversified Program

The Global Diversified Program utilizes multiple computerized trading models designed to participate in potential profit opportunities during sustained price trends in approximately 80 global markets. This program features broad diversification in both financial and non-financial markets.

The strategies that are utilized are primarily long-term in nature and are intended to generate significant returns over time with an acceptable degree of risk and volatility. The computer models on a daily basis analyze the recent price action, the relative strength and the risk characteristics of each market and compare statistically the quantitative results of this data to years of historical data on each market.

As of January 2001, the allocation of risk exposure for the Global Diversified Program is:

currencies                                                  26%
interest rates                                              26%
stock indices                                               16%
agriculture                                                 15%
energy                                                       9%
metals                                                       8%

Graham rebalances the weighting of each market in the portfolio on a monthly basis so as to attempt to maintain, on a volatility and risk adjusted basis, consistent exposure to each market over time.

        Graham Selective Trading Program

The Graham Selective Trading Program was developed in 1997 and utilizes a completely different trading system than other Graham programs. The Graham Selective Trading Program uses a mathematical model to identify certain price patterns that have very specific characteristics indicating that there is a high probability that a significant directional move will occur. Although the system does not trade against the market trend, it is not a true trend-following system inasmuch as it will only participate in specific types of market moves that meet the restrictive criteria of the model. In general, the Graham Selective Trading Program will participate only in significant market moves that are characterized by a substantial increase in volatility. As a result, it frequently will not participate in market trends in which virtually all trend-following systems would have a position.

The Graham Selective Trading Program trades in approximately 55 markets. As of January 2001, the allocation of risk exposure for the Graham Selective Trading Program is:

foreign exchange                                            29%
interest rates                                              24%
agriculture                                                 16%
stock indices                                               11%
metals                                                      11%
energy                                                       9%

Due to the extremely selective criteria of the Graham Select Trading model, the program will normally maintain a neutral position in approximately 50% to 60% of the markets in the portfolio.

        K4 Program

The K4 Program was developed in 1998 and commenced trading operations in January 1999. Similar to the Graham Selective Trading Program, the K4 Program uses a mathematical model to identify certain price patterns that have very specific characteristics indicating that there is a high probability that a significant directional move will occur. The K4 Program differs from the Graham Selective Trading Program in many respects, including a tendency to enter markets at different times and the use of other significantly different parameters. The K4 Program will normally enter or exit a position only when a significant price and volatility spike takes place and is designed to have a high percentage of winning trades.

The K4 Program trades in approximately 65 markets. As of January 2001, the allocation of risk exposure for the K4 Program is:

foreign exchange                                            31%
interest rates                                              27%
stock indices                                               14%
agriculture                                                 11%
metals                                                       9%
energy                                                       8%

The K4 Program will normally maintain a neutral position in 50% of the markets in the portfolio.

        Non-Trend-Based Program

Today's markets include many trend-following and counter-trend traders attempting to identify major trends and reversals thereof. Graham's Non-Trend-Based Program utilizes multiple computerized trading models that for the most part do not rely on price trends. The Non-Trend-Based Program forecasts market direction based on changes in fundamental data, such as supply and demand data, inflation rates, interest rates and shifts in the business cycle. By using non-trend-following methods it is possible to trade with considerable success in markets irrespective of the existence of price trends.

As of January 2001, the allocation of risk exposure for the Non-Trend-Based Program is:

currency                                                    45%
energy                                                      22%
interest rates                                              11%
stock indices                                               11%
metals                                                      11%

The Non-Trend Based-Program seeks to capture currency gains based on the momentum of interest rate expectations, absolute levels of the interest rate differentials and relative shapes of yield curves. The Non-Trend-Based Program forecasts energy market direction from changes in supply/demand, the commitment of traders' report and other factors.

For trading fixed income markets, the Non-Trend-Based Program creates a macroeconomic index based on economic release data, inflation data and interest rate sensitive stocks. For base metal trading, the Non-Trend-Based Program seeks to identify shifts in supply/demand that are consistent with the current business cycle to anticipate market direction relying on inputs such as cost of carry, supply/demand measures, inflation, currency movement and interest rate sensitive stocks. For stock indices, the Non-Trend-Based Program creates a composite indicator that positions the system long or short the S&P 500 relying on stock market fundamental indicators such as price/earnings ratios, dividend yields, inflation, currency movement and interest rates.

        Discretionary Trading Group Program

Unlike Graham's systematic trading programs, which are based almost entirely on computerized mathematical models, Graham's Discretionary Trading Group determines trades for the Discretionary Trading Group Program subjectively on the basis of personal judgment and trading experience. The Discretionary Trading Group Program generally utilizes fundamental information as well as certain technical data as the basis for its trading strategies. Fundamental considerations relate to the underlying economic and political forces that ultimately determine the true value of a particular financial instrument or commodity. Fundamental analysis of the Discretionary Trading Group may involve a short or long-term time horizon. Technical data considered by the Discretionary Trading Group include price patterns, volatility, trading volumes and level of open interest.

The Discretionary Trading Group Program trades worldwide in fixed income, equity, foreign exchange and commodity markets. The Discretionary Trading Group Program may take long or short positions in futures, forwards, options and other financial instruments.

PAST PERFORMANCE OF GRAHAM

The composite performance records include individual accounts that may have materially different rates of return on amounts actually invested, even though they are traded according to the same investment program. This is caused by material differences among accounts, such as: (1) procedures governing timing for the commencement of trading and means of moving toward full funding of new accounts; (2) the period during which accounts are active; (3) client trading restrictions; (4) ratio of trading size to level of actual funds deposited with the futures commission merchant (i.e., the extent of notional equity); (5) the degree of leverage employed; (6) the size of the account, which can influence the size of positions taken and restrict the account from participating in all markets available to an investment program; (7) the amount of interest income earned by an account, which will depend on the rates paid by the futures commission merchant on equity deposits and the amount of equity invested in interest-bearing obligations; (8) the amount of management and incentive fees paid to Graham and the amount of brokerage commissions paid; (9) the timing of orders to open or close positions; (10) market conditions, which influence the quality of trade executions; (11) variations in fill prices; and (12) the timing of additions and withdrawals. Notwithstanding these material differences, each composite performance record is a valid representation of the accounts included therein.

Whenever this document refers to total assets managed by Graham in a particular program or overall, or rate of return on net assets, such assets include any notional equity and may include client and proprietary funds. Notional equity represents the additional amount of equity that exceeds the amount of equity actually committed to Graham for management. Since notionally funded accounts are more highly leveraged than fully-funded accounts, they incur magnified gains and losses on their actual investment (which does not include notional equity) compared to fully-funded accounts.

As of December 31, 2000, Graham managed approximately $544 million in assets.

Table A-1 reflects the composite capsule performance results of all accounts traded according to Graham's Global Diversified Program at 150% leverage for the period May 1997 (inception of client trading) through December 31, 2000.

Table A-2 reflects the composite capsule performance results for all other trading programs (excluding certain exempt accounts) directed by Graham for the time period indicated on the table.

                             PAST PERFORMANCE IS NOT
                    NECESSARILY INDICATIVE OF FUTURE RESULTS

                                   TABLE A-1
                         GRAHAM CAPITAL MANAGEMENT, L.P.
                    GLOBAL DIVERSIFIED PROGRAM-150% LEVERAGE
       MAY 1, 1997 (INCEPTION OF CLIENT TRADING) THROUGH DECEMBER 31, 2000

                                            Percentage monthly rate of return
                                   -------------------------------------------------
                                   2000           1999           1998           1997
                                   ----           ----           ----           ----
January ..................         2.38          (0.62)          2.14           --
February .................        (1.83)          1.35           1.71           --
March ....................         0.46          (7.79)          6.52           --
April ....................        (3.58)          4.02          (4.42)          --
May ......................        (3.81)         (6.25)         (1.08)         (1.62)
June .....................        (5.36)          8.05          (9.21)         (1.12)
July .....................        (1.05)         (2.59)         (5.22)          5.04
August ...................         6.18           5.00          17.07          (3.79)
September ................        (0.97)          2.03           9.34           2.93
October ..................         3.22          (5.46)          4.97           5.72
November .................        14.80           2.26          (3.40)          1.30
December .................        13.77           7.52           0.12           2.94

Annual (or Period) Rate of
  Return .................        24.31%          6.16%         17.00%         11.55%

Compound Average Annual Rate of Return (5/97-12/31/00)                         15.98%
------------------------------------------------------                         ------
Inception of Trading by CTA:                         February 2, 1995
Inception of Trading in Program:                          May 1, 1997

Number of Open Accounts as of December 31, 2000:                    7

Aggregate Assets in all Programs:                        $543,800,000         (12/00)
Aggregate Assets in Program:                              $93,447,000         (12/00)

Largest Monthly Draw-Down:                                       9.84%         (6/98)
Largest Peak-to-Valley Draw-Down:                               20.01%    (4/98-7/98)

--------------------------
Notes follow Table A-2

        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

                                GRAHAM TABLE A-2
       Other Trading Programs Directed by Graham Capital Management, L.P.
              For the Period January 1996 Through December 31, 2000

                                  Inception        Number                                                        Largest
                                     of              of        Aggregate Assets             Largest              Peak-to-
                                   Trading          Open          in Program                Monthly               Valley
       Name of Program             Program        Accounts     December 31, 2000           Draw-Down             Draw-Down
       ---------------             -------        --------     -----------------           ---------             ---------
Global Diversified Program         Feb-95                 5      $124,429,000             6.93% (2/96)        13.74 (4/98-7/98)
  Standard Leverage

Graham Selective Trading Program   Jan-98                 2      $ 59,576,000             3.00% (6/98)        7.21% (2/00-6/00)
  Standard Leverage

K4 Program                         Jan-99                 1      $ 74,457,000             4.83% (2/00)        8.00% (2/00-6/00)
  Standard Leverage

Discretionary Trading Group        Jan-99                 1      $  4,320,000             2.22% (8/99)        4.18% (6/99-8/99)
  Standard Leverage

Non-Trend Based Program            Jan-99                 2      $ 40,515,000            5.01% (10/99)       8.48% (5/99-10/99)
  Standard Leverage

Non-Trend Based Program            Jun-99                 2      $ 28,540,000            8.42% (10/99)      14.33% (6/99-10/99)
  150% Leverage

Proprietary Matrix Program         Jun-99                 1      $ 62,523,000            4.55% (10/99)        6.64% (2/00-7/00)


Global FX Program                  May-97                 2      $ 31,067,000            4.29% (10/99)        9.79% (4/98-7/99)


Fed Policy Program                 Aug-00                 4      $ 21,449,000            1.45% (11/00)      1.45% (11/00-11/00)


International Finance Program      Jan-96        N/A-Closed        N/A-Closed             8.41% (6/98)       18.07% (4/98-6/98)


Natural Resource Program           Sep-96        N/A-Closed        N/A-Closed            6.68% (10/97)      19.22% (2/97-11/97)

                                                                  Percentage Annual Rate of Return
                                                              (Computed on a Compounded Monthly Basis)

       Name of Program                    2000                1999           1998                 1997           1996
       ---------------                    ----                ----           ----                 ----           ----
Global Diversified Program                15.83               5.12           12.20                6.04          14.70
  Standard Leverage

Graham Selective Trading Program           7.07               0.91           25.86                --             --
  Standard Leverage

K4 Program                                16.39               7.25            --                  --             --
  Standard Leverage

Discretionary Trading Group                8.20              (1.03)           --                  --             --
  Standard Leverage

Non-Trend Based Program                   11.86               0.46            --                  --             --
  Standard Leverage

Non-Trend Based Program                   21.01              (9.67)           --                  --             --
  150% Leverage                                          (7 Months)

Proprietary Matrix Program                15.94               2.90            --                  --             --
                                                         (7 Months)

Global FX Program                          3.62              (1.37)          (3.52)               5.19           --
                                                                                             (8 Months)

Fed Policy Program                         2.65               --              --                  --             --
                                      (5 Months)

International Finance Program              --                 --              8.15                5.14          13.98


Natural Resource Program                   --                 --              4.71              (15.22)          2.80

Aggregate assets in all Graham programs was approximately $544 million as of December 31, 2000.

------------------
Notes follow Table

        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

GRAHAM CAPITAL MANAGEMENT, L.P.

NOTES TO PERFORMANCE TABLES

(a)"Draw-Down" is defined as losses experienced by an account over a specified period of time.

(b)"Largest Monthly Draw-Down" is the largest monthly loss experienced by any account included in a program composite in any calendar month expressed as a percentage of the total equity in the account and includes the month and year of such draw-down.

(c)"Largest Peak-to-Valley Draw-Down" is the greatest cumulative percentage decline in month end net asset value (regardless of whether it is continuous) due to losses sustained by any account included in a program composite during a period in which the initial month-end net asset value of such draw-down has not been equaled or exceeded by a subsequent month-end net asset value. The months and year(s) of such decline from the initial month end net asset value to the lowest month-end net asset value are indicated.

(d)"Monthly Rate of Return" ("Monthly ROR") is calculated by dividing net income for the month by net asset value as of the beginning of the month (including contributions made at the start of the month). In months where asset changes are made mid-month, rates of return are calculated pursuant to the Compounded Rate of Return Method. Rate of return under this method is calculated by dividing the accounting period, i.e., the month, into smaller periods and compounding the rate of return for such sub-period.

(e)"Annual (or Period) Rate of Return" is calculated by compounding the Monthly ROR over the months in a given year, i.e., each Monthly ROR, in hundredths, is added to one (1) and the result is multiplied by the subsequent Monthly ROR similarly expressed. One is then subtracted from the product and the result is multiplied by one hundred (100).

(f)"Inception of Trading by CTA" is the date on which Graham began trading client accounts.

(g)"Inception of Trading in Program" is the date on which Graham began trading client accounts pursuant to the program shown.

(h)"Aggregate Assets in all Programs" is the aggregate amount of assets in accounts under the management of Graham as of December 31, 2000, and includes client funds and notional equity. Notional equity represents the additional amount of equity that exceeds the amount of equity actually committed to Graham for management.

(i)"Aggregate Assets in Program" is the aggregate amount of assets in the program specified as of December 31, 2000, and included client funds and notional equity.

ADDITIONAL FOOTNOTE FOR QUALIFIED ELIGIBLE PERSON ACCOUNTS

Graham advises exempt accounts for Qualified Eligible Persons. The performance of certain of these accounts is not included in the composite performance record. As of December 31, 2000, the excluded exempt accounts represent approximately $178 million of the $544 million then under management.